

03054194

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27630

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

EPORT FOR THE PERIOD BEGINNING 1/1/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

AME OF BROKER-DEALER:

Pryor, Counts & Co., INc.

OFFICIAL USE ONLY
FIRM ID. NO.

DDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1515 Market Street, Suite 819
(No. and Street)

Philadelphia	PA	19102
(City)	(State)	(Zip Code)

AME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Malcolmn D. Pryor (215) 569-0274
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

IDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

A.W. Guthman & Co.,PC
(Name — *if individual, state last, first, middle name*)

1111A Route 9	Garrison	NY	10524
Address)	(City)	(State)	Zip Code)

HECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

C 1410 (3-91) **Potential persons who are to respond to the collection of information**

OATH OR AFFIRMATION

Malcolmn D. Pryor, swear (or affirm) that, to the est of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pryor, Counts & Co., Inc., as of December 31, 2002, 19__, are true and correct. I further swear (or affirm) that neither the company or any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of customer, except as follows:

Signature

Chairman

Title



Notarial Seal
John G. O'Neill, Notary Public
City of Philadelphia, Philadelphia County
My Commission Expires June 18, 2005

Member, Pennsylvania Association of Notaries

Notary Public

John G. O'Neill 3/20/03

is report** contains (check all applicable boxes):

(a) Facing page.
(b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PRYOR, COUNTS & CO., INC.
Financial Statements
and
Accountants' Report
For the Years Ended December 31, 2002 and 2001

PRYOR, COUNTS & CO., INC.
Audited Financial Statements
December 31, 2002

TABLE OF CONTENTS

A. W. GUTHMAN & COMPANY

Certified Public Accountants

1111A Route 9
Garrison, New York 10524-0179
845-737-1994
Fax 845-737-0516

The Board of Directors
Pryor, Counts & Co., Inc.
Philadelphia, PA

Independent Accountants' Report

We have audited the accompanying balance sheets of Pryor, Counts & Co., Inc. as of December 31, 2002 and 2001 and the related statements of operations and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes an assessment of the accounting principles used and significant estimates made by management, as well as an evaluation of the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pryor, Counts & Co., Inc. as of December 31, 2002 and 2001, the results of its operations, changes in shareholders equity, and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules on pages 11 through 15 inclusive, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.



March 21, 2003

A.W. Guthman & Company

PRYOR, COUNTS & CO., INC.
Balance Sheets
As of December 31, 2002 and 2001

	2002	2001
ASSETS		
CURRENT ASSETS		
Cash (Note 2)	$ 77,683	$ 74,169
Money Market Funds	71,619	303,318
Due from Brokers	64,838	24,105
Trading Inventory at Market Value	940,895	75,093
Prepaid Expenses	11,708	12,165
TOTAL CURRENT ASSETS	1,166,743	488,850
NON-CURRENT ASSETS		
Furniture and Equipment, Less Accumulated Depreciation (Note 2)	7,630	20,885
Long Term Investments (Note 3)	207,839	207,839
Other Assets (Note 5)	1,394,452	2,129,478
TOTAL NON-CURRENT ASSETS	1,609,921	2,358,202
	$ 2,776,664	$ 2,847,052
LIABILITIES AND SHAREHOLDERS EQUITY		
CURRENT LIABILITIES		
Accounts Payable and Accrued Expenses	$ 467,874	$ 292,280
Income Taxes Payable	66,939	62,259
Subordinated Loans Payable (Note 6)	275,000	275,000
TOTAL CURRENT LIABILITIES	809,813	629,539
SHAREHOLDERS EQUITY		
Common Stock (Note 1)	50	50
Preferred Stock (Note 1)	4,000	4,000
Paid-In Capital	413,427	413,427
Retained Earnings	1,549,374	1,800,036
TOTAL SHAREHOLDERS EQUITY	1,966,851	2,217,513
TOTAL LIABILITIES AND SHAREHOLDERS EQUITY	$ 2,776,664	$ 2,847,052

See accompanying notes to financial statements.

PRYOR, COUNTS & CO., INC.
Statements of Operations and Retained Earnings
For the Years Ended December 31, 2002 and 2001

	2002	2001
REVENUE		
Principal Transactions	$ 1,120,206	$ 718,859
Investment Banking	91,885	56,500
Commissions	185,325	659,541
Advisory Fees	25,000	76,393
Interest and Dividends	33,695	45,618
Other	18,444	135,634
TOTAL REVENUE	1,474,555	1,692,545
EXPENSES		
Salaries, Wages and Fringe Benefits	882,208	986,005
Professional and Consultant Fees	253,908	106,780
Travel and Entertainment	62,364	60,541
Rent	169,225	145,753
Information Retrieval Services	43,829	78,614
Office Support	83,145	117,766
Insurances	2,214	1,778
Interest	22,125	28,902
Depreciation (Note 2)	13,597	12,356
Bad debts (Note 2)	1,790	50,000
Legal Settlements (Note 8)	167,222	-
Other	18,910	21,345
State and Local Taxes	4,680	4,500
TOTAL EXPENSES	1,725,217	1,614,340
INCOME BEFORE FEDERAL INCOME TAXES	(250,662)	78,205
Provision for Federal Income Taxes	-	-
NET (LOSS) INCOME	(250,662)	78,205
RETAINED EARNINGS - Beginning of Year	1,800,036	1,721,831
RETAINED EARNINGS - End of Year	$ 1,549,374	$ 1,800,036

See accompanying notes to financial statements.

PRYOR, COUNTS & CO., INC.
Statements of Cash Flows
For the Years Ended December 31, 2002 and 2001

	2002	2001
OPERATING ACTIVITIES		
Net (Loss) Income	$ (250,662)	$ 78,205
Adjustments to reconcile Net Income to Net Cash Used in Operating Activities:		
Depreciation	13,597	12,356
Changes in Operating Assets and Liabilities:		
Increase/Decrease in Accounts Receivable	(40,733)	9,177
Increase/Decrease in Securities Inventory	(865,802)	61,073
Decrease in Prepaid Expenses	457	3,241
Increase/Decrease in Accounts Payable and Accrued Expenses	175,593	(5,598)
Increase in Income Taxes Payable	4,680	4,500
NET CASH USED IN/PROVIDED BY OPERATING ACTIVITIES	(962,870)	162,954
INVESTING ACTIVITIES		
Decrease in Loans to Officers	45,560	49,000
Decrease/Increase in Money Market Funds	231,699	(10,479)
Decrease/Increase in Other Assets	220,849	(194,686)
Decrease/Increase in Due from Affiliated Companies	468,276	(52,706)
NET CASH PROVIDED BY/USED IN INVESTING ACTIVITIES	966,384	(208,871)
NET INCREASE/DECREASE IN CASH	3,514	(45,917)
CASH - Beginning of Year	74,169	120,086
CASH - End of Year	$ 77,683	$ 74,169

See accompanying notes to financial statements.

PRYOR, COUNTS & CO., INC.
Notes to Financial Statements
December 31, 2002

NOTE 1 - ORGANIZATION

Pryor, Counts & Co., Inc., incorporated in the State of New York, is a registered broker-dealer subject to the regulations of the Securities and Exchange Commission and the National Association of Securities Dealers, Inc.

As of December 31, 2002, the Company had 1,000 shares of $.05 par value common stock authorized, issued and outstanding. As of December 31, 2002, the Company also had 4,000 shares of $1 par value preferred stock (noncumulative, nonconvertible) authorized, issued and outstanding.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Assets, liabilities, income, and expenses are recorded on the accrual basis of accounting.

Principal Transactions

Profits and losses from security transactions are recorded on a trade date basis. Unrealized gains and losses from securities inventory are reflected in the statements of operations and retained earnings under principal transactions.

Fixed Assets

Furniture and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line MACRS method. Such assets were comprised of the following as of December 31, 2002 and 2001.

Fixed Asset Category	2002	2001
Computer Equipment	$ 237,026	$ 237,026
Telephone and Other Office Equipment	99,804	99,804
Office Furniture	277,488	281,871
Total Gross Fixed Assets	614,318	618,701
Less Accumulated Depreciation	(606,688)	(597,816)
Net Book Value	$ 7,630	$ 20,885

In 2002, the Company sold fully depreciated furniture amounting to $4,383 and recorded the gain in other income.

PRYOR, COUNTS & CO., INC.
Notes to Financial Statements
December 31, 2002

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash

As of December 31, 2000, the Company's certificates of deposit amounting to $ 52,000 were used as collateral for bank loans of certain employees and business associates. During 2001, the borrowers defaulted on their loans and the banks liquidated the certificates of deposit to recover the full amount of their losses.

Income Taxes

Income taxes, based on financial statement income (loss), were provided for at the appropriate state, local, and federal rates.

The Company has net operating loss carryovers of approximately $2,661,304, which expire as follows:

Year of Loss	Net Operating Loss	Expiration Year
1994	$ 1,691,941	2009
1997	578,730	2012
2000	170,633	2015
2002	220,000 *	2017

*Estimated

Statements of Cash Flows

For the purposes of the statements of cash flows, the Company does not consider its money market funds to be cash equivalents. Interest paid during the years ended December 31, 2002 and 2001 amounted to $ 22,267 and $ 51,769, respectively. Income taxes paid in the years ended December 31, 2002 and 2001 amounted to zero for both years.

NOTE 3 - LONG TERM INVESTMENTS

Long term investments consisted of the following as of December 31, 2002 and 2001.

Description	2002	2001
Investment in Foreign Bank	$100,000	$100,000
Investment in Art	51,550	51,550
Other Long Term Investments	56,289	56,289
Total	$207,839	$207,839

NOTE 3 - LONG TERM INVESTMENTS (Cont.)

In 1993, the Company subscribed for 50 shares of Afreximbank for $500,000, payable in five equal installments. As of December 31, 2002, the Company's investment reflects its satisfaction of its first installment, leaving four installments to be paid upon demand. The terms of the subscription agreement, among others, provide that the stock certificates be issued upon payment of the final installment.

The Company's investment in modern paintings is recorded at cost.

NOTE 4 - DUE TO/FROM BROKERS

Balances shown as due from brokers are current and result from the normal trading operations of the Company.

NOTE 5 - OTHER ASSETS

Other Assets included in the balance sheet as of December 31, 2002 and 2001 consisted of the following:

Description	2002	2001
Due from PMC Holdings, Inc. (see Note 7)	$ 719,753	$1,188,029
Due from Officers (see Note 7)	450,407	495,967
Other Receivables	215,461	215,461
Employee Loans	-	219,307
Escrow Deposits	8,831	10,714
Total	$1,394,452	$2,129,478

NOTE 6 - SUBORDINATED LOANS PAYABLE

For the purpose of meeting its net capital requirements, the Company maintains a subordinated loan agreement with a local bank which can not be repaid without the approval of the NASD.

Interest charged, which varies with the "Prime Rate", amounted to $18,585 and $24,884 for 2002 and 2001, respectively.

PRYOR, COUNTS & CO., INC.
Notes to Financial Statements
December 31, 2002

NOTE 7 - RELATED PARTY TRANSACTIONS

Amounts due from PMC Holdings, Inc. represent the impact of cash transfers between the entities and expenses paid by each entity on behalf of the other. Such amounts are non-interest bearing and have no specific repayment terms. PMC Holdings, Inc., owns 100% of the Company's preferred and common stock.

In March 1996, the Company's officers executed agreements providing that $443,624 of the total loans outstanding, be repaid over a period of four years with interest at 6.5% per annum. In 1999 such agreements were modified to defer the payment of principal only. Interest income from such loans, as reported in the statement of operations, amounted to $28,836 for both 2002 and 2001.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

Settled Litigation

In 1993, the Securities and Exchange Commission (SEC) began an investigation into the making of political contributions by municipal finance employees and the connection of such contributions to certain municipal underwritings. In December, 1998, the SEC announced that it had concluded its investigation and alleged that the Company had violated certain provisions of the Securities Exchange Act of 1934 and provisions of the Municipal Securities Rulemaking Board. The SEC also maintained that securities laws were violated by a current and former principal of the Company. On June 10, 1999, the Company's management filed a response outlining the factual and legal arguments for its opposition to such charges. Subsequently, the Company and the SEC staff negotiated a settlement agreement which was approved and formally documented by the SEC on February 6, 2002. The Agreement provided that the Company agree to the following sanctions: a censure, an order that the Company cease and desist from violations of the securities law provisions allegedly violated by the Company and the payment of a $40,000 civil penalty. The Company agreed to the terms of the settlement without having to admit or deny any of the allegations made by the SEC.

During 2002, the Company, through arbitration, settled a dispute with a customer who claimed that the Company failed to employ its "best efforts" in connection with the sale of certain limited partnership interests owned by the customer. The Company, agreeing to pay damages of $127,200, recorded the full amount of the settlement in the statement of operations.

NOTE 8 - COMMITMENTS AND CONTINGENCIES (Continued)

Office Space

The Company's minimum lease commitment for rental of its Philadelphia and Chicago office space is as follows:

2003	-	122,785
2004	-	125,650
2005	-	131,427
2006	-	137,204
2007	-	106,152

The Company may cancel its Philadelphia office lease effective September 30, 2004 or thereafter for a termination fee of $56,350, provided that the landlord is given at least twelve months notice prior to termination. The Chicago office lease expires on March 31, 2003.

NOTE 9 - NET CAPITAL/RESERVE REQUIREMENTS

The Company is subject to the net capital rule adopted by the Securities and Exchange Commission, Rule 15c3-1, which requires that a registered broker-dealer's net capital, as defined, shall not fall below $100,000 or 6 $^{2}/_{3}$% of the total aggregate indebtedness, whichever is greater.

As of December 31, 2002, the Company had excess net capital of $374,825 and the ratio of indebtedness to net capital was 1.13.

The Company is exempt from the reserve requirements outlined in Securities and Exchange Commission, Rule 15c3-3, as all customer transactions are cleared through another broker-dealer on a fully disclosed basis (paragraph (k) (2) (ii)).

A. W. GUTHMAN & COMPANY

Certified Public Accountants

1111A Route 9
Garrison, New York 10524-0179
845-737-1994
Fax 845-737-0516

The Board of Directors
Pryor, Counts & Co., Inc.
Philadelphia, PA

We have made a study and evaluation of the system of internal accounting control of Pryor, Counts & Co., Inc. in effect at December 31, 2002. Our study and evaluation was conducted in accordance with standards established by the American Institute of Certified Public Accountants.

The management of Pryor, Counts & Co., Inc. is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgments are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with generally accepted accounting principles.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may occur and may not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions, or that the degree of compliance with the procedures may deteriorate.

In our opinion, the system of internal accounting control of Pryor, Counts & Co., Inc. in effect at December 31, 2002, was sufficient to meet the objectives stated above insofar as those objectives pertain to the prevention or detection of errors or irregularities in amounts that would be material with respect to the financial statements.



March 21, 2003

A.W. Guthman & Company

PRYOR, COUNTS & CO., INC.
Computation of Net Capital Under Rule 15c3-1 of
The Securities and Exchange Commission
As of December 31, 2002

1)	Total Ownership Equity		$	1,966,851
2)	Deduct Ownership Equity not Allowable for Net Capital			-
3)	Total Ownership Equity qualified for Net Capital			1,966,851
4)	Add:			
	Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital			275,000
5)	Total Capital and Allowable Subordinated Liabilities			2,241,851
6)	Deductions and/or Charges:			
	a)	Total Non-Allowable Assets included in Balance Sheet		1,625,229
	b)	Secured Demand Note Deficiency		-
	c)	Commodity Futures Contracts and Spot Commodities - Proprietary Capital Charges		-
	d)	Other Deductions and/or Charges		-
	e)	Haircuts on Securities		141,797
		Total Deductions and /or Charges		1,767,026
7)	Net Capital		$	474,825

PRYOR, COUNTS & CO., INC.
Computation of Net Capital Under Rule 15c3-1 of
The Securities and Exchange Commission (Cont'd)
As of December 31, 2002

Computation of Basic Net Capital Requirement:

8)	Minimum Net Capital Requited (6 2/3% of Line 14	$ 35,656
9)	Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer	100,000
10)	Net Capital Requirement (Greater of Line 8 or 9)	100,000
11)	Excess Net Capital (Line 7, Less Line 10)	374,825
12)	Excess Net Capital at 1000% (Line 7, Less 10% of Line 14)	421,344
13)	Total A.I. Liabilities from Balance Sheet	534,813
14)	Total Aggregate Indebtedness	534,813
15)	Ratio of Aggregate Indebtedness to Net Capital (Line 14 divided by Line 7)	1.13

PRYOR, COUNTS & CO., INC.
Statement of Changes in Shareholders Equity
For the Year Ended December 31, 2002

	Preferred/ Common Stock	Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2002	$ 4,050	$ 413,427	$1,800,036	$2,217,513
Net Income	-	-	(250,662)	(250,662)
Balance at December 31, 2002	$ 4,050	$ 413,427	$1,549,374	$1,966,851

PRYOR, COUNTS & CO., INC.
Statement of Changes in Subordinated Liabilities
For the Year Ended December 31, 2002

Balance at January 1, 2001	$ 275,000
Increases	-
Decreases	-
Balance at December 31, 2001	$ 275,000

PRYOR, COUNTS & CO., INC.
Reconciliation of Net Capital Per Focus 11A
to Net Capital Per Audited Financial Statements
For the Year Ended December 31, 2002

Net Capital per Focus 11A		$ 548,407
Income and Expense Adjustments:		
Provision for state and local corporate income taxes	$ (4,680)	
Income accruals/accrual adjustments	(34,168)	
Various expenses accruals and coding corrections	(609,689)	
Depreciation expense corrections	(13,597)	
Total Income and Expense Adjustments		(662,134)
Non-Allowable Asset Adjustments:		
Impact of income and expense adjustments above on non-allowable assets		588,552
Net Capital per Audited Financial Statements		$ 474,825